NORTHROP GRUMMAN CORPORATION

EXHIBIT 12(a)

NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
$ in millions	2008	2007 (1)	2006 (1)	2005 (1)	2004 (1)
Earnings:
(Loss) income from continuing operations before income taxes	$(368)	$2,698	$2,316	$2,092	$1,596

Fixed Charges:
Interest expense, including amortization of debt premium	295	336	347	388	431
Portion of rental expenses on operating leases deemed to be representative of the interest factor:	195	195	183	170	151

Income from continuing operations before income taxes, less fixed charges	122	3,229	2,846	2,650	2,178
Fixed Charges:	490	531	530	558	582

Ratio of earnings to fixed charges(2)	—	6.1	5.4	4.7	3.7

(1)	Certain prior-period information has been reclassified to conform to the current year’s presentation.

(2)	For the year ended December 31, 2008, the company’s earnings were insufficient to cover fixed charges by $368 million. This loss was entirely due to the non-cash goodwill impairment charge of $3.1 billion recorded during the fourth quarter at Shipbuilding and Space Technology.